Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following communication was made available on a post on Aetna’s external website:

Profile: Aetna’s Bertolini is “Health Care’s Mr. Fix-it”

In a July 2015 profile of Aetna Chairman and CEO Mark Bertolini, Institutional Investor writer Katie Gilbert explores Bertolini’s journey from working as an EMT in a Detroit trauma center in the 1970s to his emergence at the helm of Aetna as a “Mr. Fix-it” for the broken U.S. health care system.

In the article, Bertolini shares his vision for a fundamentally different health care system that focuses on keeping people healthy. “If we were to design [the system] over,” he says, “I would suggest we design it with a definition of the best outcome being a productive individual. If we constantly invest in the quality of life of the people that we’re taking care of, then we’re going to improve their productivity. If we improve their productivity, we’re going to improve their economic viability. If we improve their economic viability, they’re going to be happier. That ought to be the definition of what a good outcome of a health care system is — not the absence of disease, which is how it’s been designed.”

Bertolini also discusses Aetna’s proposed acquisition of Humana, which he says will enable the combined company to “create a fundamentally different economic model at the local market [level] by sharing our intellectual property and our technology with [health care] providers to focus on population health.”

The following articles written by third parties were made available via links provided in the above communication:

Article 1:

Aetna CEO Mark Bertolini Is Health Care’s

Mr. Fix-it

16 JUL 2015 KATIE GILBERT

Aetna chief executive Mark Bertolini got his start in the health care industry in the late ’70s as an emergency medical technician in his native Detroit. He spent four years as a department coordinator in one of the city’s trauma center emergency rooms while earning an undergraduate degree in business administration and finance from Wayne State University. When he decamped for Cornell University in 1982 to get an MBA, he swore never to return to what he considered to be a broken industry. Today the 59 yearold says his early dissatisfaction resulted from the fact that he wasn’t in a position to do anything about the U.S.’s troubled health care system.

Not any longer. As CEO of Hartford, Connecticut–based Aetna, Bertolini is responsible for the health care coverage for 24 million Americans, a number that would grow to 33 million if the company’s recently announced deal to buy Louisville, Kentucky–based rival Humana for $34.1 billion in cash and stock is approved. After the deal closes, which Aetna management expects will happen as soon as the second half of next year, the company would be the U.S.’s secondlargest health insurance provider by revenue, with $115 billion in annual sales, behind only UnitedHealth Group.

Post-merger, 56 percent of Aetna’s revenue will come from its governmentrelated business — an attractive segment as the number of baby boomers aging into Medicare grows. But even as opportunities tied to Medicare continue to expand, the Affordable Care Act is pressuring insurers’ margins. “The regulations that are embedded in the law are regulating the profitability of the industry in a stringent manner — much more so than they ever have before,” says Ana Gupte, a health care analyst at Bostonbased investment bank Leerink Partners. “Here you have this huge revenue opportunity [in Medicare], but you have to be much better at adding value if the price points are being

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contained as a result of all this regulation.”

Bertolini says bringing Humana and Aetna together will allow him to do just that. He expects the company to save an annual $1.25 billion in cost synergies starting in 2018 and to post low doubledigit percent accretion to operating earnings per share by that year.

Bertolini, who was recruited to Aetna in 2003 by thenCEO John Rowe to fix its pharmacy, behavioral health and dental businesses and ascended to the top spot in 2010, also trumpets the deal’s potential to drive down health care costs for consumers. That will become increasingly important as individuals head to online marketplaces to compare insurance plans post-ACA. In June, the Supreme Court upheld the legality of subsidies paid to individuals who purchase insurance from the federal exchange.

While he’s at it, Bertolini figures he may as well also fix the problem of the shrinking middle class. In January, he announced plans to raise Aetna’s minimum wage to $16 an hour, a 33 percent increase for the company’s lowest paid employees. He cites several motivations for the move: For one, he projects that the $26 million cost could help save the company about $120 million annually on rehiring and retraining workers. But he’s also indicated that a broader, macroeconomic perspective had plenty to do with the decision.

“If we’re going to reinvigorate the economy, we have to restore the middle class,” Bertolini says. “There’s just been this question of, ‘Who wanted to try it first?’ It was sort of like, ‘Let Mikey try it.’ So I said, ‘I’ll do it.’” Aetna’s stock price was up nearly 40 percent from the January 12 announcement leading up to the news of the Humana acquisition.

“Mark is unlike any other CEO I’ve ever covered,” says Barclays health care analyst Joshua Raskin. “One reason is his foresight. He worries every day about the future of health care. I don’t think Mark believes his job is simply to increase earnings for shareholders; I think he believes it’s also about improving the integrity of the CEO suite and about improving the delivery of the health care system.”

Institutional Investor Contributor Katie Gilbert recently spoke with Bertolini to learn

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about his vision for improving the U.S.’s health care system.

Institutional Investor: You’ve said that the U.S.’s health care system is broken. What do you mean by that?

In most every other facet of our economy, we talk about investments we want to make, and we talk about how we’ll finance them. In health care, we smash the two of those together. The financing is really the insurance. The investment is really, What do we do when we spend the money that is created by the financing? In the U.S. health care system, we’ve confused these two concepts, and we attribute the cost of financing to all of the ills of health care. And so insurance, because it puts the final price out to the market, becomes the bad guy in all of this, even though its margins are the lowest across the whole health care industry. You have large hospital systems that are getting 10 percent margins; you’ve got device manufacturers and drug companies getting 20, 25 and 30 percent margins. The insurance part of it is like 5 percent.

What we need to do is deconstruct the system and say, “Whether or not we want a single payer system or we want a private insurance system or we want an outof pocket system, let’s take the financing decision and set that aside.” Let’s ask, How should we spend our money, and what do we consider to be a good return on that investment?

How is the Affordable Care Act driving improvements in the health care system?

What the Affordable Care Act has done is create an actionforcing event that has scared enough actors in the system to have a fundamentally different conversation. If we were to design [the system] over, I would suggest we design it with a definition of the best outcome being a productive individual. If we constantly invest in the quality of life of the people that we’re taking care of, then we’re going to improve their productivity. If we improve their productivity, we’re going to improve their economic viability. If we improve their economic viability, they’re going to be happier. That ought to be the definition of what a good outcome of a health care system is — not the absence of disease, which is how it’s been designed.

How does Aetna stand to profit from the changes you’re talking about?

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It changes the way we think about managing risk. That’s what insurance companies do; we manage risk. In the past we tried to create balanced risk pools of individuals, large enough populations where we could then put a price in the marketplace that would allow us to grow. It was in that growth and the stability of that pool over time that the underwriting margins, the profits coming from managing risk, were sufficient to reinvest in the business to fuel future growth. The model I’m talking about turns that old one on its head and says, We should accept incidents; we should accept people where they are. The sick are sick; the well we should try to keep well. Instead of trying to manage incidents, we should try to manage severity.

In that case, the underwriting model is being paid appropriately for the risk you’re assuming, and because you’re getting paid to manage that risk, you actually work on the severity and improve the underlying quality, and in that underlying quality and outcome management, there is the margin. You’re getting rewarded for improving the productivity, economic viability and happiness of the people you’re taking care of.

You have predicted the death of health insurers and the rise of government as a force for change in health care. What does this mean for Aetna?

The Affordable Care Act cracked open the black box of underwriting and insurance. Whenever you expose the rules and the way things run, you have a tendency to move toward commoditization. There are two ways to deal with commoditization: One is you put your thumb in your mouth, get in a fetal position, get in a corner and hope it all goes away — cut costs, cut costs, cut costs and hope you’re the last one standing.

Or you can stand back from the value chain and say, “That value chain has been disrupted by commoditization. What are the things we do that are valuable, that we could use in a new value chain that actually creates opportunity?”

For us, it’s really engaging with our partners in the provider system and saying, We can put all of our economic models on the same basis. Today in the system, doctors work on a cash basis, hospitals work on a revenue basis, and insurers work on a margin basis. Those are the three key actors in the health care system. Those three economic models don’t work well together at all. If you can get everyone on the same economic basis by saying, Let’s get paid for the risk we’re assuming, let’s take care of people and

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take care of the quality of their life; then we need to impart how we do that to our provider partners, versus standing over them with a stick and saying we’re the insurer, we pay the bills, and here’s how you’re going to do it.

How does that translate into a change that you’re making to the business?

We said to the hospital systems, Why don’t we partner? You get into our old business. Why don’t you manage the risk because you’re taking care of the patients? So you should get rewarded for doing that. What we become is less of a gobetween, and we become a facilitator of the relationship between the provider and the patient.

When did you start thinking about acquiring Humana?

When I took over, instead of being opportunitistic about responding to acquisitions that came to market, we looked forward with our strategy: What kind of assets will we want to have as part of our portfolio? Ultimately we wanted to be bigger in the government space because government is paying more and more for health care. Humana was always an asset on our minds. There were always ongoing conversations: Is it time now? Should we think about this? Quite frankly, the yes didn’t come until March 28, when I sat down with [Humana CEO] Bruce [Broussard] and had my very first conversation with him about whether he was ready. He said yes, and that’s what began the conversations.

You’ve said that this deal will lower health care costs for consumers, though in the past consolidation in your industry has had the opposite effect. What makes things different this time?

Because the payment model and the economic model has to change at the local market. If we just put these two organizations together and fee for service continues to exist and we have no impact at the local market level, then it will not save consumers costs. It’s really about the strategy that says we can create a fundamentally different economic model at the local market by sharing our intellectual property and our technology with providers to focus on population health. That has to happen in order for this to work, and both companies are committed to that strategy.

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What was the investor response to your decision to raise the minimum wage? Were there any naysayers?

Actually, in the investor community, we didn’t get one counter voice to the whole process. We explained it in a very important way: We said, This health care marketplace is moving more to a retail market. And a retail market requires a person on the front lines taking care of our customers in very different ways than in the past. If I can eliminate their concerns about being able to provide health care for their families and put bread on the table, I can create a relationship with these employees that allows them to focus on my customers and have empathy toward them. I called it an infrastructure investment in the quality of our customer service.

Were you surprised that there wasn’t at least a little pushback?

One of the interesting things that’s happening is that there are a lot of CEOs in the marketplace — you’ve heard it from Larry Fink at BlackRock and a number of others — that have been saying for a while that this short term–ism, this zero sum game, isn’t working. If we’re going to reinvigorate the economy, we have to restore the middle class.

We can never get rid of the complexity of our economy, but what we can do is reduce the complication of how we work with one another. If we think about that within the context of taking care of each other, I think that has a lot of resonance. It’s worked for us, and it’s working for other companies, and I have a feeling that we’ve crossed a Rubicon here from the standpoint of how we think about the leading companies.

Were you hoping to start a trend among major U.S. corporations to raise minimum wages?

Yes, I was, and yes, it’s happened. •

Get more on corporations.

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Article 2:

Management Lessons Learned in a Hospital

Room

19 JUL 2015 KATIE GILBERT

Mark Bertolini has worked more than two decades at the highest levels of the health care industry, but the time that has most influenced how the Aetna chief executive runs his business was the two years he spent in or near a hospital bed. He says his perspective on the health care industry transformed during the months he was camped out in a hospital by his ailing son, and then shifted even further as he struggled through his own fight back to wellness after breaking his neck in five places in a skiing accident.

Bertolini’s career in the health insurance industry got off to a swift start in 1984, after he graduated from Cornell University with an MBA. He scrapped his plans to go into mortgage trading to return to his native Detroit at the behest of a friend who was starting a health maintenance organization. They formed what would become SelectCare, which quickly grew into one of the region’s largest HMOs and where Bertolini served as CEO from 1991 to 1995. He established a reputation as a fixit person within the health care industry in the late 1990s, when he moved to New York Life Insurance Co. and helped spin its group assets into a new company, NYL Care Health Plans, working there as executive vice president for four years.

He moved to Cigna Corp. in 1999 to head its specialty products business but quit after 18 months when he learned that his then16yearold son, Eric, had been diagnosed with a rare and aggressive form of cancer. In the year Bertolini spent in his son’s hospital room, he gained new and often heartbreaking insight into the U.S. health care system.

“It was frightening how many things went wrong,” he recalls. “It’s not because people are badly intended; it’s because the system hasn’t been designed around the person

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being taken care of. It’s been designed around the processes that each person is trained in. It was through that lens that I started to say, ‘We’ve got to start thinking about the people we’re taking care of as the outcome we need to generate — not the processes we’re doing when we’re taking care of these people.’”

Eric entered hospice care in July 2002, which Bertolini calls one of the most difficult moments of his life. “Putting him in hospice meant I had to admit he was going to die and that we could not get curative services for him anymore,” he says. Not long after, Bertolini says, he and Eric’s doctors found a newly approved drug that offered the promise of recovery, which revealed yet another paradox of the health care system: “When we found the drug, they said to me, ‘Mr. Bertolini, you know, if we start giving him this drug, we have to take him out of hospice.’ I said: ‘Geez, lifesaving drug or stay in a nice room? Get him out of the room!’”

In 2003, Eric made a sharp turnaround and was able to go home. Bertolini joined Aetna as head of specialty products, which included its pharmacy, behavioral health and dental businesses. Soon after Bertolini arrived Aetna’s then CEO, John Rowe, asked for his input on reworking the company’s Compassionate Care Program, which offers services for people with advanced illnesses. Drawing from the worst of his experience with Eric’s illness, Bertolini suggested that the insurer allow its members in hospice to receive curative services and that it eliminate the requirement that they admit they’re going to die within six months of entering hospice. The result of those changes, he says, was an 89 percent reduction in inpatient bed days; 76 percent of patients in the program dying at home, compared with less than 25 percent before; and dramatic drops in cost, with attendant rises in quality of the patients’ end of life. “Now every Aetna member gets that program,” Bertolini says. “That was a direct result of my experience in the hospital with Eric.”

Only a year later it was Bertolini’s turn to assume the role of criticalcare patient, after he broke his neck in five places while extreme skiing. After a year of struggling through recovery with traditional painkillers, he elected to manage the chronic pain he still endures using acupuncture, mindfulness meditation and yoga. He says the experience transformed the way he thinks about how the health care industry should measure ideal outcomes. The success he’s personally experienced through these alternative approaches has affected Aetna’s 49,000 employees, about a third of whom have taken

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advantage of the free yoga and meditation classes now offered at their offices.

Bertolini’s brush with serious disability — and worse — has affected his leadership style more indirectly, he says.

“When you realize that you can’t do it all yourself anymore and you need other people’s help, that actually improves quality of life and is pretty amazing,” he says. “That applies not only to your personal life but also to your professional life. Early in my career I would have said I had all the right answers and it was just a matter of letting everyone else catch up. I’d say now that I’m right less than half the time and it’s the inclusion of everybody around me that actually makes the idea a better one.”

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Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Except as specifically noted, information on, or accessible from, any website to which this communication contains a hyperlink is not incorporated by reference into this communication and does not constitute a part of this communication.

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Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this news release regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses and share of revenues from Government business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on Aetna’s revenue and operating earnings per share, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana Inc. is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. Except as specifically noted, information on, or accessible from, any website to which this communication contains a hyperlink is not incorporated by reference into this communication and does not constitute a part of this communication.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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